February 23, 2022

VIA EDGAR	*FOIA Confidential Treatment Request* Confidential Treatment Requested by BioMarin Pharmaceutical Inc. in connection with comments relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (File No. 000-26727)

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street N.E.
Washington, D.C. 20549
Attn: Frank Wyman
Dan Gordon

Re:	BioMarin Pharmaceutical Inc.

Form 10-K for the Fiscal Year Ended December 31, 2020

Filed February 26, 2021

File No. 000-26727

Dear Messrs. Wyman and Gordon,

This letter is being submitted in response to the comment received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated January 31, 2022, addressed to Brian Mueller, Executive Vice President, Chief Financial Officer of BioMarin Pharmaceutical Inc. (“we,” “our” or the “Company”) with respect to our Annual Report on Form 10-K for the fiscal year ended December 31, 2020 filed by the Company with the Commission on February 26, 2021 (“2020 Annual Report”). The numbering of the paragraphs below corresponds to the numbering of the comment letter, the text of which is incorporated into this response letter for convenience.

Confidential Treatment Request

Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at (415) 506-6307 rather than rely on the US mail for such notice.

Form 10-K for the Fiscal Year Ended December 31, 2020

Notes to Consolidated Financial Statements

(18) Income Taxes, page 128

1.	We acknowledge the information provided in your response but continue to have difficulty in understanding the basis for your accounting treatment. Please provide us with the following information:

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

105 Digital Drive . Novato, CA 94949 . Tel 415.506.6700 . Fax 415.382.7889 . www.BMRN.com

Response

•

Describe the nature of intellectual property rights transferred to your Irish subsidiary, the products and manufacturing processes that they support, and the consideration paid by your Irish subsidiary for the transferred intellectual property.

On September 30, 2020, our Irish subsidiary, BioMarin International Ltd. (“BIL”) purchased from our subsidiary, BioMarin Commercial Ltd. (“BCL”), substantially all of the intellectual property (“IP”) rights associated with the research, development, manufacture and commercialization of five pharmaceutical products—Brineura, Kuvan, Palynziq, Vimizim, and Voxzogo (fka vosoritide)—for a purchase price of $[***] billion. The consideration was based on the full fair market value of the IP on the date of transfer. The IP acquired essentially entitled BIL to control and enjoy the global benefits of the research and development, manufacturing and commercialization of the four approved pharmaceutical products plus Voxzogo which was subsequently approved in 2021. Such rights specifically included patents, patent applications and invention disclosures, trademarks, copyrights and copyrightable works in any technical information or data, research and development information, manufacturing and operating information, process characterization data, technical scientific and medical information, ideas, trade secrets, confidential information, proprietary techniques, business models, processes, methods, applications, disclosures, design rights, unpublished research and development information, manufacturing and operating information, technical data, process characterization data, technical scientific and medical information, knowledge, know-how, and inventions.

•

Explain how these intellectual property rights now align with your manufacturing and commercial operations domiciled in Ireland and describe the specific benefits resulting from these rights subsequent to their transfer to your Irish subsidiary that were not previously available.

We are a global biotechnology company that develops and commercializes innovative therapies for people with serious and life-threatening rare diseases and medical conditions. Our products help to address unmet medical needs around the world. Most of our global revenues are outside of the United States (“US”), led by sales in our European market. Therefore, it was natural to align our manufacturing and commercial operations to be in the same geographic regions and time zones as our customers and patients. A large component of this alignment was the purchase of a manufacturing facility in Ireland in 2011, which began commercial manufacturing in 2014. Our regional commercial office in Ireland opened in 2013 and houses substantial executive leadership and respective support operations. Prior to the purchase of the IP, BIL had licensed the manufacturing and distribution rights from BCL to the IP relating to the above five products. Under this structure, BIL was guaranteed a limited risk distribution margin pursuant to the license arrangement.

By 2020, BIL had the infrastructure and skills considered necessary to manage the economic risks associated with the monetization of IP and could maximize the future profits associated with these products. BIL had built a commercial team, fully staffed manufacturing facility, distribution channel and supply chain operation. The management team had become more experienced in the launch and commercialization of our products. With the alignment of the IP ownership BIL can earn higher margins commensurate with the additional risks it now bears. Further, by consolidating the IP into BIL, it created operational efficiencies by eliminating a separate management and control structure for BCL with respect to the five products for which the IP relates.

•

Describe the legislative changes and effective dates for Irish tax law, governing the transfer of these rights and supporting your recognition of the $835.1 million tax benefit and your conclusion that a valuation allowance was not necessary.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

At the time of the transaction, BCL was a company incorporated in Ireland but not subject to Irish taxation because its management and control were located in the Bahamas. Instead of being subject to Irish taxation, BIL’s tax residency was in the Bahamas as a “non-resident” Irish corporation. Under the 2014 Ireland Finance Act, Ireland eliminated this “non-resident” structure with delayed effective dates described below, and provided that, upon the effective date of the change, a company incorporated in Ireland would be treated as resident in Ireland for tax purposes unless it is resident in a country with which Ireland has a double taxation treaty. For companies incorporated before January 1, 2015, the law included a grandfather period of five years with the effective date of the change January 1, 2021. Because BCL was incorporated prior to January 1, 2015 and Ireland does not have a double taxation agreement with the Bahamas, BCL was set to be treated as a resident Irish corporation beginning January 1, 2021. The Company transferred the IP in 2020 before the effective date of the law change. If BCL had not sold the IP to BIL, BCL would have been subject to Irish tax, or if the transaction had not occurred before January 1, 2021, the transaction would have been subject to Irish tax.

The law change did not create a deferred tax asset. BIL purchased the IP assets, thus creating amortizable tax basis in IP under existing and longstanding Irish tax law. The IP transferred were internally developed intangible assets, with a cost basis of zero in the consolidated financial statements of the Company and with a tax basis equal to the fair value at the time of the intra-entity transaction resulting in a deferred tax asset of $835.1 million. Therefore, we recorded a deferred tax asset pursuant to ASC 740-10-25-2 and 740-10-30-5(c). The transfer of the IP rights gave rise to tax basis equal to the value of the IP, $[***] billion, pursuant to Irish tax law. The IP can be amortized over 15 years and the amortization is deductible. For Irish income tax purposes, net operating losses can be carried forward indefinitely.

ASC 740-10-30-5(e) requires that deferred tax assets be reduced “by a valuation allowance if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized.” The guidance requires an analysis of the positive and negative evidence and cumulative income is very strong positive evidence to support not setting up a valuation allowance. As of December 31, 2020, BIL was in a cumulative income position (we note that there is no discontinued operations and other comprehensive income or loss and immaterial permanent differences for the periods included in the analysis) of approximately $[***] million for the prior three-year period, or an average annual pretax income of approximately $[***] million. As discussed below, we have also provided BIL’s income combined with BCL’s income for the same period, as Pro-forma Adjusted Income, which shows a cumulative income position of approximately $[***] million for the prior three-year period, or an average annual pretax income of $[***] million as follows:

YEAR	BIL Income	Pro-forma Adjusted Income
2018	$[***]	$[***]
2019	$[***]	$[***]
2020	$[***]	$[***]
Total	$[***]	$[***]
Average	$[***]	$[***]

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

BIL’s standalone cumulative income during this period was based on its limited risk distribution functions. This analysis is not complete because it does not reflect how BIL will operate in the future because the IP and its related income was not in BIL before the transfer. Accordingly, the Company believes that for the historical results to be representative of what the historical results would have been had the IP always been in BIL, pro-forma adjustments should be made to the historical amounts to include the earnings of the IP while it was held by BCL.

Based on the table above, the Company determined that BIL, on a standalone and adjusted basis, does not have a “cumulative loss in recent years”. We also considered other examples of negative evidence included in ASC 740-10-30-21 and determined that none applies to BIL: a history of operating losses or tax credit carryforward expiring unused; losses expected in early future years; unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years; and a carryback, carryforward period that is so brief that it would limit realization of tax benefits if a significant deductible temporary difference is expected to reverse in a single year or the entity operates in a traditionally cyclical business. Accordingly, we concluded that there was no negative evidence as related to BIL.

Because BIL has positive cumulative earnings, ASC 740-10-30-18 allows the use of future taxable income to support the deferred tax asset. The projected total average annual future profit of BIL was $[***] million based on the valuation report as of the purchase date on September 30, 2020. The projected annual future profit of $[***] million was larger than the Pro-forma Adjusted Income of $[***] million due to several factors. The Pro-forma Adjusted Income was more conservative because it did not fully account for future revenue and profit from Voxzogo, which had not yet been approved, or projected increasing revenue and profit from Vimizim, Palynziq and Brineura. In particular, we had only recently launched Brineura and Palynziq and expected to launch Voxzogo, subsequently approved in 2021, which we believed would result in significant additional revenue in the future. For example, our largest product in the transfer, Vimizim, had a solid financial result since launch. It continued to grow annually, unfettered by competition in the niche MPS market, bolstered by a first mover advantage as well as complex manufacturing requirements that present high barriers to entry for any competitor. Brineura and Palynziq were recently launched large molecule products. As such, there was an anticipated ramp up period inherent for the products, and afterwards we anticipated [***] growth within the next five years. All three products are considered large molecules and we anticipated these products would enjoy a longer life cycle. In addition, we believed that Voxzogo, once approved, would enjoy a significant uplift of revenue and profit in the launch years. If this projection was used, then BIL would not have any net operating losses and the tax amortization of the IP would be realized as it was expected to reduce future income as the deductions are taken on the tax return. However, we acknowledge that this projection still includes growth rates and other assumptions that were based on management’s judgment. See response to bullet number 5, “Quantify the interquartile range for your valuation of intellectual property rights transferred to the Irish subsidiary. Include a description and quantification of key assumptions, including associated products, projected revenue and profit by product, number of years constituting “long term market potential,” discount rates, competitive factors and royalty charges by license agreement.” for further discussion on molecule types and anticipated competition under the headings “Financial Projections” and “Valuation Horizon and Competitive Factors.”

Based on above analysis, management concluded that a valuation allowance was not required for the Irish deferred tax asset related to the transferred IP as of December 31, 2020.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

•

Identify the “owner” of your Irish subsidiary, which is a Disregarded Entity for US tax purposes but also a wholly owned subsidiary. Given this apparent inconsistency, explain your basis for disregarding this transfer of intellectual property for US tax reporting purposes.

BioMarin Pharmaceutical Inc. (“BPI”) is a US corporation, incorporated in Delaware. BPI owned 100% of the stock of BCL at the time of the transaction and continues to own 100% today. For US tax purposes, BCL is treated as a controlled foreign corporation. BCL owns 100% of the stock of BIL, an Irish corporation.

For US tax purposes, a corporation can make an election to treat certain foreign legal entities as “disregarded”, solely for US tax purposes. When an entity is disregarded for US tax purposes, its assets, liabilities, income and deductions are treated as belonging to its owner (i.e., intra-entity transactions are not taxable for US purposes under this election). BPI filed the election in 2011 for BIL to be disregarded for US income tax purposes. Accordingly, BIL is both wholly-owned and disregarded for tax purposes, whereby the assets and liabilities of BIL are treated as belonging to BCL and any transactions between BCL and BIL are disregarded for US income tax purposes. This is the reason why this transaction did not result in any tax consequences for US tax purposes. If the Company had not elected to treat BIL as a disregarded entity for US income tax purposes, the transfer of the IP from BCL to BIL would be regarded for US income tax purposes and any gain on the IP transfer would have been subject to US tax.

•

Quantify the interquartile range for your valuation of intellectual property rights transferred to the Irish subsidiary. Include a description and quantification of key assumptions, including associated products, projected revenue and profit by product, number of years constituting “long term market potential,” discount rates, competitive factors and royalty charges by license agreement.

I.	Interquartile range of IP Values

The interquartile range of aggregate IP values extends from $[***] billion to $[***] billion, with a median of $[***] billion. The Company selected the median value.

II.	Description and quantification of key assumptions

The key assumptions considered in the valuation were as follows:

1.	Financial Projections

2.	Valuation Horizon and Competitive Factors

3.	Discount Rates

1.	Financial Projections

•

Revenue projections by product were based on the long-range plans (“LRPs”) developed by the Company and used in the ordinary course of business for planning and accounting purposes generally. The LRPs were used in the valuation and extend from [***] through [***].

•

Product specific financial projections were used for Brineura, Kuvan, Palynziq, Vimizim, and Voxzogo (fka vosoritide), all of which had regulatory approvals at the time of the transaction, with the exception of Voxzogo. Voxzogo was approved in 2021. Please see below table that summarizes the molecule type details for each product.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

Product	Molecule Type[1]
Brineura	Large
Kuvan	Small
Palynziq	Large
Vimizim	Large
Voxzogo	Hybrid

•

In preparing the LRP, the Company took into consideration each product’s patient population, market share, pricing pressure, loss of market exclusivity, loss of patent protection, molecule type, entry from generic and alternative competition (e.g., gene therapy, other large molecules, etc.), probability of technical success (related to pre-commercial product Voxzogo), and other related factors. Specifically, the Company used the following process when preparing the LRP for each product:

•	Determine the population of a region and forecast anticipated incidence rates of disease based on current marketed products as well as academic literature and epidemiological studies;

•	Forecast growth/decline in patients by year;

•	Determine aggregate treatable population in each region;

•

Forecast revenue growth/decline within a region based on market dynamics and on intensity of competition in that specific therapeutic area, the Company’s product molecule type (large vs. small molecule), pricing pressures, and similar considerations;

•	Determine estimates of cost and expense data relating to cost of goods sold, R&D expenditure associated with post-marketing studies, sales and marketing expenses, and stock-based compensation;

•	Apply probability of technical success adjustments for non-commercial products; and

•	Develop reasonable estimates of decline associated with competition from alternative therapies, generics and biosimilars.

•

The discounted cash flow methodology used for valuation of the transferred IP was predicated on the basis that the value of the IP was the present value of the earnings it would generate, net of reasonable return on other assets or functions contributing to the stream of earnings. Therefore, any projected income associated with routine functions such as those related to manufacturing, distribution, and back-office were carved out. The routine operating profit streams were benchmarked using comparable companies’ profit margins.

2.	Valuation Horizon and Competitive Factors

•	In general, the Company’s products are expected to have a long life due to various factors, which include the following:

•	Unique industry dynamics in the Company’s ultra-rare product space such as small patient populations;

•	Limited therapy alternatives for the Company’s patients suffering the rare diseases described above; and

•	Complex manufacturing which impedes biosimilar development, and the challenges impeding a potential biosimilar’s drug adoption.

[1]

The Company develops and commercializes both “small molecule” and “biologic” (or large molecule) drugs. Small molecule drugs are usually chemically synthesized, simple, and have a well-defined structure. On the other hand, biologics (or large molecule drugs) have structures that are difficult to define and characterize. Small molecule drugs are often reproduced once the original drug patent expires as non-branded generics. Biologics however are generally more time-consuming and challenging to reverse engineer. They present higher barriers to entry for new competitors. Biologic production uses specialized processes that do not always resemble facilities, machinery, or equipment used to produce traditional chemical drugs.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

•

For reference, we compared profits for other large molecule products that operate in a similar sized market. The Company has two other large molecule products in the ultra-rare MPS area for direct comparison. These products were launched over fifteen years ago, are at or are nearing patent expiration, and do not have commercial competition. For these two products, the Company forecasted continued cash flows with modest revenue growth for at least 10 years post-patent expiration. We compared the performance of large molecule products in the orphan drug market that maintained revenue growth beyond patent expiration. Given these and other external examples, we believed it would be very difficult for competitors, in the case of the Company’s large molecule products, to demonstrate interchangeability given the patient sizes are often small because these products treat ultra-rare diseases and the manufacturing complexity. Therefore, the assumption of long-term revenue and profit growth, even after patent expiration is consistent with observable market data.

•

For Palynziq and Voxzogo, potential competitors were identified and as such probability weighted revenue streams were included in the valuation. As a result, the forecasts were not extended beyond the LRP range of [***]. In scenarios considering these potential competitors, Palynziq and Voxzogo continued to earn revenue streams though at lower amounts. These lower revenues were considered in the valuation analysis.

•

For Vimizim and Brineura, the projections were extended for [***] additional years beyond the LRP range based on estimates of long-term growth. In addition, the manufacturing technology required to produce these large molecule products are complex and hard to replicate.

•

In contrast, the small molecule products are easier to reverse engineer. In the case of Kuvan, we expected generic competition to impact the expected revenues and profit margins. Therefore, no forecast extensions were used.

The revenue and operating profit by molecule type (based on the chart listed in the Financial Projection section above) over the forecasted period, with a further [***] extension for two of the large molecule products are shown in the following graphs. Please note the first year only includes one quarter of revenue and operating profit after the transaction:

[***]

[***]

[***]

3.	Discount Rates

•

A standard discount rate (e.g., Capital Asset Pricing Model “CAPM”) for the Company’s SIC code was [***]% and this was used in the valuation. The discount rate was based on the standard valuation handbooks (e.g., Duff & Phelps’ Valuation Handbook: Industry Cost of Capital). This discount rate was also comparable to contemporaneous market references from third party institutions for the Company. In addition, contributory asset charges, which are excluded from the IP transfer, were also considered. They relate to routine functions to be performed or contracted by BIL related to these five products. Given the routine functions are less risky by definition (e.g., risk behind the contractual relationship has been allocated to another party), we applied a lower discount rate of [***]% to this routine operating income. This is a commonly accepted valuation approach[2]. Had we used the same discount rate for the routine operating income, we would be overstating the IP values.

[2]

See discussion on the commonly applied risk adjusted discount rate approach which applies different discount rates to discount expected cash flows depending on the risk of the assets (e.g., use of lower discount rates when valuing less risky assets). http://people.stern.nyu.edu/adamodar/pdfiles/valrisk/ch5.pdf

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.

III.	Royalty charges by license agreement

•

The royalty rates per the original license agreements between BCL and BPI are as follows: Brineura ([***]% – [***]% based on sales tiers), Kuvan ([***]% on net sales), Palynziq ([***]% on net sales), Vimizim ([***]% – [***]% based on sales tiers, with an additional [***]% paid in lieu of milestone consideration through 2020), and Voxzogo ([***]% on net sales). Before the transaction, the royalties were paid by BCL to BPI. After the transaction, the royalties are paid by BIL to BPI. All third-party royalty charges related to the five products are paid by BPI.

We respectfully request the Staff’s assistance in completing the review of this response letter at its earliest convenience. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response to the undersigned or Brian Mueller, Chief Financial Officer at (415) 506-6700 or to Jodie Bourdet, Cooley LLP, (415) 693-2054.

Sincerely,

/s/ G. Eric Davis

G. Eric Davis

Executive Vice President, General Counsel

BioMarin Pharmaceutical Inc.

cc:	Brian Mueller, Executive Vice President, Chief Financial Officer, BioMarin Pharmaceutical Inc.

Jodie Bourdet, Cooley LLP

Forward-Looking Statements

This response letter contains forward-looking statements about the business prospects of BioMarin Pharmaceutical Inc. and its subsidiaries, including, without limitation, statements about the expected benefits of transferring the IP and expected profits and other financial projections associated with the IP. These forward-looking statements are predictions and involve risks and uncertainties such that actual results may differ materially from these statements. These risks and uncertainties include, among others: BioMarin’s success in the commercialization of the commercial products associated with the IP, including BioMarin’s projected impact of the COVID-19 pandemic on its global revenue sources, including due to demand interruptions such as missed patient infusions and delayed treatment starts for new patients; BioMarin’s ability to successfully manufacture the commercial products associated with the IP; the introduction of generic versions of BioMarin’s commercial products, in particular generic versions of Kuvan; and those factors detailed in BioMarin’s filings with the Commission, including, without limitation, the factors contained under the caption “Risk Factors” in BioMarin’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 as such factors may be updated by any subsequent reports. Stockholders are urged not to place undue reliance on forward-looking statements, which speak only as of the date hereof. BioMarin is under no obligation, and expressly disclaims any obligation to update or alter any forward-looking statement, whether as a result of new information, future events or otherwise.

[***] Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Commission pursuant to 17 C.F.R. § 200.83.